Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com

Cascades amends credit agreement to improve financial flexibility

Kingsey Falls, Québec, February 13, 2009 — Cascades Inc. (“Cascades”) (CAS on the Toronto Stock Exchange) announces today that it has entered into an agreement to amend its existing bank credit agreement. Under the terms of the amendment the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, will remain unchanged until maturity in October 2012.

In consideration of this covenant extension the variable interest rate applicable to borrowings outstanding was increased by 200 basis points. The amendment also cancels the unsecured revolving credit facility in the amount of $100 million which was originally scheduled to terminate in June 2009.

The amount of the Company’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity date (December 2011 and October 2012 respectively) stay unchanged. In addition, the amendment should be implemented in the coming weeks.

Commenting on the amendment, Mr. Alain Lemaire, President and Chief Executive Officer stated: “This measure constitutes one more step in our ongoing efforts to improve financial flexibility. While we are currently within the requirements of our bank credit agreement and expect to remain so, we believe it is appropriate to pursue this amendment given the volatile economic environment. Moreover, despite the interest rate adjustment, the cost of borrowings under our facilities is lower than when we initially entered into the agreement. With cash availability standing at approximately $300 million, no debt maturity until the end of 2011 and a more favourable cost environment, I am confident that we have the resources necessary to continue developing Cascades through these uncertain times.”

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Christian Dubé
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications and Public Affairs
514 912-3790

INVESTORS
Didier Filion
Director, Investor relations
514 282-2697